June 30, 2010

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:

Kohl’s Corporation

Form 10-K for Fiscal Year Ended January 30, 2010

Filed March 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2010

File No. 001-11084

Dear Mr. Owings:

On June 18, 2010, we received your letter dated June 11, 2010 regarding the above-referenced filings for Kohl’s Corporation (“Kohl’s”).  Our responses to each of your comments are provided below.  We have repeated each of your comments in full (in italics) and the response to each comment is noted directly below the quoted comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Business, page 3

1. We note your risk factor on page 8 relating to product safety concerns. Please describe the practices of the company relating to return policies and product recalls. Refer to Item 101(c)(1)(vi) of Regulation S-K.

      Response

Kohl’s return policies and product recall processes and procedures are consistent with or more customer-friendly than those of other national retailers.  Historically product recalls have been routine and neither returns nor product recalls have had a material financial impact on our business.  For these reasons, we do not believe that a description of these processes and procedures is material to an understanding of our business.  We have provided the risk factor due to the potential risk of non-routine product recalls.  A summary of our return policies and product recall processes and procedures is as follows:

Mr. H. Christopher Owings

June 30, 2010

Return Policy.  One of the key elements of Kohl’s strategy to differentiate itself from its competitors is providing a pleasant in-store shopping experience and a high level of customer service.  Kohl’s management believes that providing excellent customer service is important not only when a customer makes a purchase, but also when the customer returns an item.  Kohl’s has instituted a customer-friendly merchandise return policy that covers even exchanges and returns of merchandise purchased in our stores and online:

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Even Exchanges:  Our customers can return merchandise to Kohl’s for an even exchange with or without a sales receipt.

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Returns for Refunds:  Customers may also return merchandise for a refund for any reason, whether they have a sales receipt or not:

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Returns With a Receipt:  Generally, merchandise may be returned to our stores with a sales receipt for a full refund.  Refunded amounts are paid in the same tender as the customer used when the original purchase was made.  For example, if cash was used for the original purchase, the refund is paid in cash.  If a credit card was used, the refund is made through a credit to the cardholder’s account.

▪

Returns Without a Receipt:  Customers returning merchandise without a sales receipt receive a cash refund if the refund amount is three dollars or less (ten dollars or less in California), and an in- store credit if the refund amount is more than that amount.

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Merchandise Purchased Online:  Merchandise purchased online can be returned by mail for a refund.  These purchases may also be returned to any Kohl’s store for an even exchange or refund consistent with the policies outlined above.

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Fraud and Abuse Detection:  In an extremely small percentage of cases where fraud or abuse is suspected, customers are required to wait for their refund while Kohl’s Loss Prevention personnel investigate the circumstances.  In such cases, unless some sort of fraud or abuse is found, Kohl’s mails the refund to the customer in the form of a check.

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Handling of Returned Merchandise:  Returned merchandise that is unworn, unopened and otherwise in resalable condition is returned to the sales floor.  Otherwise, the merchandise is destroyed, salvaged or returned to the vendor.

Product Recalls.  Kohl’s has extremely detailed and comprehensive processes and procedures for (a) the investigation and tracking of potential product safety issues; and (b) the handling and return of “recalled” merchandise.   The procedures may vary

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June 30, 2010

depending on the specific facts of the recall, and in the event of a recall of private label merchandise, the specific process would generally be negotiated by management with the Consumer Product Safety Commission (“CPSC”).  However, the following is a description of the processes and procedures that would generally be applicable upon the recall of products sold by Kohl’s.  The various procedures take place in an expedited manner, and often occur simultaneously.  The process descriptions below are not intended to be in chronological order:

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While a product recall could be prompted by a number of events including notification of a defect from a customer or by a directive from the CPSC, the vast majority of product safety recalls in which Kohl’s participates are initiated by Kohl’s vendors.  Upon being notified of a recall, a Kohl’s Legal Department representative contacts the vendor to gather additional information regarding the specifics of the merchandise affected by the recall and any available details about the recall itself.  Kohl’s also discusses its planned procedures with the vendor to assure compliance with the terms of the recall.

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Legal Department personnel gather various sales and inventory data, including the sales history of the recalled product, the number of units in inventory at each store location, and the number of units on order and in transit.

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Samples of the recalled merchandise are photographed to help store personnel identify all affected units.

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Appropriate personnel in Kohl’s Merchandising, Distribution, Store Operations, E-commerce, Marketing and Public Relations departments are notified of the important facts of the recall.

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All recalled product in transit is halted.  Processing of such products that are in Kohl’s distribution centers is discontinued, and no such products are shipped to stores or the e-commerce fulfillment center.

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A recall notice is drafted by the Legal Department and emailed to all stores.  This notice is also posted to Kohl’s intranet site, which is viewed frequently by Kohl’s store operations staff at all locations.  The notice instructs managers to remove all recalled products from store sales floors and the Kohl’s e-commerce fulfillment center.

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The recalled items are removed from display on Kohl’s website.

Mr. H. Christopher Owings

June 30, 2010

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A systemic block is implemented to prevent recalled products from unintentionally being sold at any store.  Once the block is activated, these items will not scan at store checkout registers, and therefore cannot be purchased.  When such an item is attempted to be scanned for sale, an automated system alert reminds the store of the recall and directs the store’s management to re-check the sales floor for recalled product.

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Electronic versions of recall posters are requested from the vendor.  All active recall notices are posted on Kohl’s website on a dedicated “Recalls” page.  Unless the recalled product was sold exclusively online, hard copies of the recall posters are also reproduced by Kohl’s Graphics department and sent to all stores for posting in a conspicuous location.  These notifications typically remain posted in the stores for 120 days, or longer if instructed by the CPSC.

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Kohl’s maintains a store workload calendar database that is followed by all stores on a daily basis.  This planning calendar includes all projects that must be completed by all stores each and every day.  Entries are made on the workload calendar for the removal of the specific recalled product from the sales floor and for the posting of the recall notification poster.  Each store management team is required to click a “Complete” box upon completion of these specific tasks.  Store compliance tracking and follow-up is provided by the Legal Department, and reminder emails are automatically generated and sent to stores that do not complete the tasks in a timely manner.

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If the recall involves a product intended for use by children and if the product was purchased on Kohl’s website, Kohl’s notifies the purchaser of the recall in writing.

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The terms of a recall often request consumers to return the merchandise to the vendor.  However, if a customer returns the merchandise to a Kohl’s store and requests a refund, our stores will honor this request in accordance with the general merchandise return procedures described above, and we will then return the merchandise to the vendor.

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Recalled products pulled from our sales floors are shipped by each store to one of our distribution centers for consolidation and return-shipment to the vendor.  Private label merchandise would likely be destroyed either at the store level or in one of our distribution centers after consultation with the CPSC.

Mr. H. Christopher Owings

June 30, 2010

Definitive Proxy Statement on Schedule 14A filed March 26, 2010 Independence Determinations & Related Person Transactions, page 20

2.

Please state whether your policies and procedures for review of related party transactions are in writing or how else they are evidenced. Also, discuss the types of transactions that are covered, and describe the factors considered and the standards applied by the Committee in determining whether or not to approve related party transactions. Refer to Item 404(b) of Regulation S-K.

Response

Kohl’s Board of Directors has adopted regular processes and procedures for the review of related party transactions.  These practices are not, however currently embodied in a specific set of written procedures.  In future filings, we will add the following disclosure regarding this process:

The Board of Directors recognizes that related party transactions can present a heightened risk of conflicts of interest. Accordingly, as a general matter, and consistent with our written code of ethics, our directors, senior officers and their respective immediate family members are to avoid any activity, interest, or relationship that would create, or might appear to others to create, a conflict with the interests of Kohl’s.

The Governance and Nominating Committee, which is comprised solely of independent directors, reviews all related-party transactions and relationships involving a director or any senior officer. To help identify related-party transactions and relationships, each director and senior officer completes an annual questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with Kohl’s. The General Counsel also conducts a review of our financial records to determine if a director or executive officer, or a company with which a director or executive officer is affiliated, received any payments from Kohl’s or made any payments to Kohl’s that could have arisen as a result of a related party transaction during the fiscal year.

On an annual basis, or as circumstances may otherwise warrant, the Governance and Nominating Committee reviews and approves, ratifies or rejects any transaction or relationship with a related party that is identified. In approving, ratifying or rejecting a related-party transaction or relationship, the Governance and Nominating Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to Kohl’s. Transactions and relationships

Mr. H. Christopher Owings

June 30, 2010

that are determined to be directly or indirectly material to Kohl’s or a related person are disclosed in Kohl’s proxy statement.  The Board of Directors’ processes with respect to review and approval or ratification of related-party transactions are not written, but have been established as a part of the Governance and Nominating Committee’s annual practices.

Kohl’s Board of Directors regularly reviews its processes and procedures, and also whether any such processes or procedures should be reduced to writing.  Should there be changes in the above-described practices, or if a written policy is adopted, the above disclosure will be revised accordingly.

Compensation Discussion and Analysis, page 23

Performance Evaluation Process, page 27

3.

Please disclose how you measured the performance goals against actual performance to calculate the total points awarded for each executive officer. Also explain what rating each executive officer received and how that affected his compensation.

Response

In future filings, we will expand the disclosure on page 28 regarding how we measured the performance goals against actual performance to calculate the total points awarded to Mr. Mansell as follows, and will include similar disclosure for each other named executive officer (the added disclosure is underlined):

The Committee awards Mr. Mansell points in the three categories described above based upon corporate performance and his individual performance with respect to the qualitative criteria.  Depending upon the total points awarded, Mr. Mansell receives one of the following ratings:  (1) unsatisfactory, (2) inconsistent, (3) satisfactory, (4) effective, (5) highly effective or (6) outstanding.  The total points awarded to Mr. Mansell equals the sum of the points awarded based on actual performance relative to the two quantitative corporate performance objectives and the Compensation Committee’s subjective assessment of Mr. Mansell’s performance relative to the qualitative individual performance criteria.  The maximum number of points that can be awarded with respect to each performance objective is based on the weighting of that performance objective.  The performance rating is based on a 6 point system.  For each performance objective, there are six categories of

Mr. H. Christopher Owings

June 30, 2010

performance corresponding to the six ratings above, where an unsatisfactory would earn 0 points and an outstanding would earn up to 6 points.  Therefore, achievement of the net income goal, which was weighted at 50% for the fiscal 2008 review, may result in an award of up to 3 points.  Similarly, achievement of the return on investment goal, which was weighted at 30%, may result in an award of up to 1.8 points.  Within each category, there is a range of performance and a range of points that can be awarded.  For each quantitative performance objective, a determination is made as to range of performance into which actual performance fell and therefore which category is assigned.  If actual performance is at the high end of the range of performance for that category, the high end of the range of points is assigned.  If actual performance is at the low end of the range of performance for that category, the low end of the range of points is assigned.  For the qualitative performance criteria, no numerical targets are established and Mr. Mansell’s actual performance is assessed with respect to the criteria as a whole.  The level of Mr. Mansell’s actual performance with respect to the criteria is based on the Compensation Committee’s subjective review of Mr. Mansell’s performance.  If after totaling the points Mr. Mansell receives a rating of “unsatisfactory,” he would not receive a base salary increase or long-term incentive grant.  In order to receive the threshold base salary increase or threshold stock option award indicated by the guidelines described below, (a) Mr. Mansell must achieve the threshold evaluation score in the “inconsistent” range, and (b) the company’s performance must beat our peer performance index as described below in the section discussing our annual incentive compensation.  In order to receive the maximum base salary increase or maximum stock option award indicated by the guidelines described below, Mr. Mansell must achieve the maximum evaluation score in the “outstanding” range.

As disclosed on page 28 and page 29, the performance ratings for each named executive officer are taken into consideration by the Compensation Committee in making decisions regarding annual base salary increases and equity grants.  Specifically, the performance rating each named executive officer received based on his performance in fiscal 2008 was taken into consideration by the Compensation Committee in deciding whether to award base salary increases in February 2009 and equity grants in March 2009.  The Compensation Committee established a range of annual base salary increases and stock option grants in February 2008 for each rating category as a guideline for such increases and grants that could be awarded to the named executive officers in February and March 2009 based on these ratings.  The high and low end of the annual base salary increase guideline for 2009 based on the

Mr. H. Christopher Owings

June 30, 2010

rating for 2008 is disclosed in the table on page 29.  The high and low end of the equity grant guideline for 2009 based on the rating for 2008 is disclosed in the table on page 33.  The performance ratings based on the four category performance scale in effect for fiscal 2008 received by each named executive officer based on performance in fiscal 2008 were as follows:  Mr. Mansell – “meets expectations”; Mr. Montgomery – “meets expectations”; Mr. Brennan – “meets expectations”; Mr. Worthington – “meets expectations”; and Mr. McDonald – “effective”.  For each of these officers other than Mr. McDonald, the rating was based on the four categories described on page 28, while Mr. McDonald’s rating was based on a new six point scale also described on page 28.  On page 30, we disclose how these ratings affected the named executive officers’ annual base salaries.  Although each of the named executive officers was eligible for a base salary increase in February 2009 based on his performance ratings for 2008, the Compensation Committee determined not to award base salary increases to our named executive officers (other than Mr. McDonald) based on these ratings in light of our performance in fiscal 2008.  However, for the reasons cited on page 30, the Compensation Committee determined to increase Mr. Brennan’s and Mr. Worthington’s base salary, and subsequently Mr. Mansell’s base salary.  Mr. McDonald received a lump sum payment in 2009 of 1.5% of his annual base salary based on his performance rating for 2008.  This payment was the amount previously established as the guideline amount by the Compensation Committee for that rating.  As disclosed on page 33, the Compensation Committee took into consideration the performance ratings for 2008, as well as the assumption of additional responsibilities by Mr. Brennan and Mr. Worthington in making the equity grants to the named executive officers.  The grants to Mr. Montgomery, Mr. Mansell and Mr. McDonald were within the range previously established by the Compensation Committee as a guideline for their performance rating, while the grants to Mr. Brennan and Mr. Worthington were above the range for their performance rating.

In future filings, we will add disclosure regarding the Compensation Committee’s or Mr. Mansell’s assessment of the performance of the named executive officers’ performance with respect to the objectives, the actual performance rating received by each named executive officer and whether the annual base salary increases and equity grants made fell within the guidelines previously established by the Compensation Committee for those ratings.

4.

We note that the Committee considers qualitative criteria in determining compensation. Please analyze in greater detail how individual roles and performance factored into the compensation amounts you disclose for each

Mr. H. Christopher Owings

June 30, 2010

executive officer. If individual performance was a significant factor in determining compensation, please identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

In future filings, we will provide additional detail as to how individual roles and performance factored into the compensation amounts disclosed for each named executive officer consistent with the following:

While the compensation of our named executive officers is largely driven by the company’s performance, the individual performance of the named executive officers is regularly taken into account in varying degrees in determining their performance ratings which serve as a guideline for annual base salary increases and equity grants.  Individual roles and performance are also periodically taken into account in granting compensation increases or awards that are different than or in addition to those suggested by the guidelines.  For example, the annual base salary decisions for Mr. Mansell, Mr. Brennan and Mr. Worthington in fiscal 2009 and fiscal 2010 and the equity grant decisions for Mr. Brennan and Mr. Worthington in 2009 were based on factors other than or in addition to their performance ratings, including, among other things, new roles and responsibilities and previous compensation increases.

The qualitative objectives which were used as part of the evaluation of Mr. Mansell’s performance and include individual performance factors were weighted 20% in calculating his performance rating for fiscal 2008 and fiscal 2009.  The level of performance with respect to these criteria was based on the Compensation Committee’s subjective review of Mr. Mansell’s performance.  This subjective review was based on the deliberations of the Board of Directors with respect to Mr. Mansell’s performance that occurred throughout the prior year and in which each of the Compensation Committee members participated.  The Compensation Committee did not attempt to identify specific contributions or achievements in making this assessment, but instead made its determination based on the totality of these deliberations and the related information considered in connection with those deliberations, and the judgment of individual members of the Compensation

Mr. H. Christopher Owings

June 30, 2010

Committee may have been influenced to a greater or lesser degree by different aspects of these deliberations or information.

The qualitative criteria which were used as part of the evaluation of each of the other named executive officers and include individual performance factors were weighted 45% for Mr. Brennan and Mr. Worthington and 15% for Mr. McDonald in calculating their performance ratings for fiscal 2008 and fiscal 2009.  The level of performance with respect to these criteria was based on Mr. Mansell’s subjective review of their performance.  Similar to the Board of Directors, Mr. Mansell made his subjective determination based on the totality of the circumstances of the fiscal year being reviewed, and did not attempt to identify specific contributions or achievements in making his assessment.  As previously noted, individual performance factors were somewhat reduced in significance in connection with the decisions relating annual base salary increases for Mr. Brennan and Mr. Worthington in fiscal 2009 and fiscal 2010 because the Compensation Committee placed greater emphasis on an increase in their roles and responsibilities in fiscal 2009 and the prior year increases in fiscal 2010 as compared to their performance ratings.

5.

We note your disclosure on pages 28 and 29 regarding the general factors considered in evaluating the performance of Messrs. Brennan, Worthington and McDonald. Please disclose the performance criteria underlying each of the factors and clarify how each factor was measured against actual performance to determine the performance rating for each executive officer.

Response

In future filings, we will add disclosure to the CD&A to disclose the performance criteria underlying each of the quantitative performance objectives consistent with the following:

In February 2008 and February 2009, the Compensation Committee established the fiscal 2008 and 2009 performance objectives for Messrs. Brennan, Worthington and McDonald.  The objectives and the relative

Mr. H. Christopher Owings

June 30, 2010

weightings for both years for each of the executives were the same for both years:

Mr. Brennan
Performance Objective	Weighting
Sales	30%
Financial Management	25%
Leadership & Effectiveness	25%
Long – Term Strategic Planning	20%

Mr. Worthington
Performance Objective	Weighting
Sales	30%
Financial Management	25%
Leadership & Effectiveness	25%
Long – Term Strategic Planning	20%

Mr. McDonald
Performance Objective	Weighting
Financial Management	85%
Managerial Effectiveness	15%

While the objectives and the relative weightings were established by the Committee, actual performance ratings for each objective are determined subjectively by Mr. Mansell, in his discretion.

Performance ratings for the “Sales” objective for all of the executives was generally determined by Mr. Mansell based upon Kohl’s actual sales results compared to management’s sales plan, as adjusted from time to time throughout the year.

Mr. Mansell bases his performance ratings for “Financial Management” on different factors for each individual.  Among the factors considered for Mr.

Mr. H. Christopher Owings

June 30, 2010

Brennan for both 2008 and 2009 were Mr. Mansell’s assessment of Kohl’s inventory performance and gross margin generated.  For Mr. Worthington, factors considered were store payroll expenses, customer service and inventory shrinkage. For Mr. McDonald, factors considered were Kohl’s selling, general and administrative expenses, return on investment, the profitability of the company’s credit business, new store performance and general financial operations.  While preliminary quantitative guidelines are presented to the Compensation Committee at the beginning of the fiscal year when it approves the performance measures and their weightings, the Compensation Committee has granted to Mr. Mansell the authority to modify these guidelines in his discretion, subject to the Committee’s review of the performance ratings assigned to each of these individuals at the end of the fiscal year.  In future filings, we will provide further disclosure as to how Mr. Mansell assessed the performance of Mr. Brennan, Mr. Worthington and Mr. McDonald.

In assessing “Leadership and Effectiveness”, Mr. Mansell generally considers each executive’s efforts in implementing an effective succession plan.  He also considers the executives’ accomplishments as the head of Kohl’s strategic action committees.  Mr. Brennan chairs the Regional Assortment Committee and Mr. Worthington chairs the Store Experience Committee.

The executives’ “Long-term Strategic Planning” assessment is based upon Mr. Mansell’s subjective review of each executive’s role in leading the ongoing development and the effective execution of the company’s long-term strategic plan.

Mr. McDonald’s “Managerial Effectiveness” assessment is based upon Mr. Mansell’s subjective review of Mr. McDonald’s performance with respect to Kohl’s principal set of managerial skills referred to as our “Core Values”: being results oriented; building teams and partnerships; being prepared and focused; taking informed approaches; developing self and others; and acting with integrity.

Fiscal 2010 Actions, page 30

6.

We note your statement that Messrs. Brennan, Worthington and McDonald each received a performance review rating of "Highly Effective." However, it appears that you only discuss the ratings for your Chairman, President and CEO on page 28. Please describe the performance scale applicable to Messrs. Brennan, Worthington and McDonald.

Mr. H. Christopher Owings

June 30, 2010

Response

In future filings, we will clarify that Messrs. Brennan, Worthington and McDonald are rated on the same six point performance scale that applies to Mr. Mansell and is disclosed on page 28.

Annual Incentive Compensation, page 30

7.

Please describe how you calculated the annual cash incentive compensation for each executive officer, including how you measured the performance goals against actual performance. For example, how did you apply the measures listed on pages 31 and 32 to calculate the $2,600,000 annual incentive for your CEO? Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response

The annual incentive plan payouts were determined by reference to the net income objectives disclosed in the table on page 31.  As noted on page 32, our net income in fiscal 2009 was $991 million, which exceeded the top net income tier of $840 million.  As a result, each of the named executive officers received the maximum bonus under the Executive Bonus Plan.  As disclosed in the table, the award opportunity for achieving the top net income tier as a percentage of base salary was 200% for Mr. Mansell and Mr. Montgomery, 175% for Mr. Brennan and Mr. Worthington and 100% for Mr. McDonald.  The strategic action committee incentive program payouts were determined by reference to the objectives described in the table on page 32.  The award opportunities are also disclosed in the table on page 32.  Actual results and the payouts as a percentage of base salary are disclosed on page 33.  The annual base salaries for Messrs. Mansell, Brennan and Worthington, which were increased in fiscal 2009, are disclosed on page 30 and the annual base salaries for Mr. Montgomery and Mr. McDonald are disclosed in the summary compensation table and footnote 7 to that table.  The annual incentive plan and strategic action committee incentive program payout amounts are disclosed in footnote 2 to the Summary Compensation Table on page 37.  Mr. Mansell’s base salary was $1,300,000 resulting in an annual incentive plan payout of 200% of this amount, or $2,600,000 (Mr. Mansell did not participate in the strategic action committee incentive program in fiscal 2009); Mr. Montgomery’s base salary was $1,150,000 resulting in an annual incentive plan payout of 200% of this amount, or $2,300,000

Mr. H. Christopher Owings

June 30, 2010

(Mr. Montgomery did not participate in the strategic action committee incentive program in fiscal 2009); Mr. Brennan’s base salary was $850,000 resulting in an annual incentive plan payout of 175% of this amount, or $1,487,500 and a strategic action committee incentive program payout of 10% of this amount, or $85,000; Mr. Worthington’s base salary was $850,000 resulting in an annual incentive plan payout of 175% of this amount, or $1,487,500, and a strategic action committee incentive program payout of 12% of this amount, or $102,000; and Mr. McDonald’s base salary was $740,600 resulting in an annual incentive plan payout of 100% of this amount, or $740,600 and a strategic action committee incentive program payout of 12% of the amount, or $88,872.  In future filings, we will provide disclosure consistent with the preceding sentence in the CD&A.

In connection with our responses presented herein, Kohl’s acknowledges that:

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Kohl’s is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Kohl’s may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses included herein, please do not hesitate to contact me directly at (262) 703-1893 or via facsimile at (262) 703-6143.

Sincerely,

/s/ Wesley S. McDonald

Wesley S. McDonald

Chief Financial Officer